

Elliott Goodman · 2nd

Co-Founder at Tiro and Lead Teacher at Roybal Learning
Center in the Los Angeles Unified School District

Culver City, California · 459 connections · **Contact info**

 **Tiro**

**Teachers College of
Columbia University**

Experience



Co-Founder
Tiro · Full-time
Mar 2018 – Present · 2 yrs 6 mos
Los Angeles, California, United States



Lead Teacher
Los Angeles Unified School District
Aug 2018 – Present · 2 yrs 1 mo

Lead Teacher of the Academy of Social Work and Child Development, LAUSD (Central District)

Manager, School and Teacher Programs
ESU English in Action
Jul 2017 – Jun 2018 · 1 yr
Greater New York City Area

• Lead School and Teacher Programs team at a non-profit to administer and grow six programs
National Shakespeare Competition, Middle School Public Debate Program, Teachers Learning
Abroad, Luard Morse Scholarship for students at HBCUs, Secondary School Exchange, and the
U.S. tournament of the International Public Speaki



Teachers College of Columbia University

5 yrs 4 mos

Principal Researcher, National Latin Survey

Mar 2013 – Jun 2018 · 5 yrs 4 mos

- Created and supervised data collection process
- Implemented procedures that ensured quality, q
- Collaborated with teams of Latin teachers and a
instrument, incorporated research in survey meth

Program Student Secretary

May 2013 – Aug 2014 · 1 yr 4 mos

- Served as a program administrator, working with
- Co-authored official program plans of study and

Show 1 more role ⌄

Tournament Director, Judge Trainer, and C

Middle School Public Debate Program

Sep 2007 – May 2018 · 10 yrs 9 mos

New York, NY and Pasadena, CA

- Lead professional development days for public a
debate across the middle school curriculum in line
Standards.
- Build and maintain relationships with teachers, p

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Education



Teachers College of Columbia University

Master of Education (M.Ed.), Educational Assessment, Testing, and Measurement

2013 – 2015



Teachers College of Columbia University

Master of Arts - MA, Applied Linguistics

2012 – 2013

Focus: Teaching English to Speakers of Other Languages



The University of Chicago

Bachelor of Arts - BA, Linguistics & Classical Lang
Degree)
Dean's List, Morton-Murphy Award for Student Le
2003 - 2007

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Volunteer Experience



Volunteer
All Hands Volunteers
Sep 2016 • 1 mo
Disaster and Humanitarian Relief

Vice President for Community, Board of Di
Adat Shalom Synagogue
Nov 2008 – Dec 2009 • 1 yr 2 mos

Certamen Chair
California Junior Classical League
2010 – 2012 • 2 yrs
Education

• Wrote content consisting of 1,800 trivia questior
teachers to implement content simultaneously in r

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Skills & Endorsements

Curriculum Development · 9

 Endorsed by **3 of Elliott's colleagues at Teachers College, Columbia University**

Research · 9

 Endorsed by **lorina quartarone and 1 other who is highly skilled at this**

 Endorsed by **3 of Elliott's colleagues at T College, Columbia University**

Teaching · 6

Endorsed by **lorina quartarone and 1 other who**

 **is highly skilled at this**

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